FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 9, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

 Fourth Quarter 2006 Results

Buenos Aires, February 9, 2007 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the fourth quarter ended December 31, 2006.

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Net income for fourth quarter 2006 was P$214 million. This result is attributable to the 75.82% interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) whose net income for 2006 quarter was P$285 million. Petrobras Energía Participaciones S.A.’s net income for 2005 quarter was P$64 million.

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Net income for the twelve-month periods ended December 31, 2006 and 2005 was P$1,064 million and P$729 million, respectively, accounting for a 46% improvement. During 2006, operations were carried out in a favorable context characterized by high international prices of oil and its by-products and indicators reflecting a sustained growth of the Argentine economy. This context, however, posed short-term challenges, such as the regulations affecting the energy sector, including the conversion of operating agreements in Venezuela into mixed companies as from April 1, 2006. Pursuant to the terms and conditions of the memorandums of understanding executed with Petróleos de Venezuela S.A. and Corporación Venezolana del Petróleo S.A. consolidation of the results of the above mentioned operations on a line by line basis was discontinued as from said date, such results being shown in net terms under Equity in Earnings of Affiliates.

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Net sales in 2006 quarter increased 3.8% to P$3,050 million. Net sales in 2005 quarter reflect P$344 million attributable to consolidation of operations in Venezuela. Without consolidation, sales rose 17.6%. Sales for the twelve-month period ended December 31, 2006 increased 10.2% to P$11,745 million. Excluding the effects of consolidation of operations in Venezuela, the increase is 20%.

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Operating income for 2006 quarter totaled P$415 million, accounting for a 33.4% decline compared to 2005 quarter. The 2005 quarter reflects P$213 million attributable to operations in Venezuela. Without consolidation of operations in Venezuela, operating income for 2006 quarter rose 1.2%.

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In 2006 fiscal year the Company’s shareholders’ equity increased 20.7% to P$6,220 million as of December 31, 2006.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

Financial income (expense) and holding gains (losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statements

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

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Net sales in 2006 quarter declined 15.5% to P$1,061 million. Net sales in 2005 quarter reflected P$344 million attributable to consolidation of operations in Venezuela. Without consolidation, sales increased 16.3%.

In 2006 quarter, sales volumes declined 23.4% to 124.9 thousand barrels of oil equivalent mainly as a consequence of the consolidation of operations in Venezuela in 2005 quarter. Without consolidation, sales volumes rose 6.7%. Crude oil sales increased 11.2% to P$895 million as a consequence of a 9.1% rise in average prices in line with international reference prices and a 1.9% increase in sales volumes, mainly in Ecuador.

Gas sales increased 47% to P$147 million due to a 27.3% rise in average sales prices and a 15.5% improvement in sales volumes. Gas sales prices significantly improved in Peru and Bolivia as a consequence of the strong increase in the fuel oil price, which is included in the formula for calculation of the sales price in both countries. The improvement in gas sales prices in Argentina was mainly attributable to the renegotiation of certain contracts as a result of deregulation of the gas price for industries and electricity generation companies and the rise in international reference prices some gas contracts are subject to, in addition to the recognition of higher export taxes by our foreign customers. Higher gas sales volumes in Argentina were mainly attributable to the start up of the project for the interconnection of Santa Cruz I area production poles that allowed to transport gas reserves on an integrated basis from the Austral basin fields to the General San Martin gas pipeline and, to a lesser extent, the start up of operations at El Mangrullo gas field at the Neuquen basin as from December 2006.

Gross profit declined P$195 million to P$522 million in 2006 quarter. Without consolidation of operations in Venezuela, gross profit rose 8.1%. The lifting cost rose 6.7% to P$15.6 per barrel of oil equivalent, mainly due to the rise in oil service rates.

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On October 17, 2006, Petrobras Energía S.A. and Petrolera El Trébol S.A. entered into an agreement for the assignment of 100% of the rights and obligations relating to the concessions of the Refugio Tupungato and Atamisqui areas. The Refugio Tupungato and Atamisqui areas are located at the Cuyo Basin, Province of Mendoza, with an accumulated average production of 1,580 barrels of oil equivalent per day as of September 30, 2006. The transaction resulted in a gain before income tax of P$85 million.

Liquid Hydrocarbon and Natural Gas Reserves

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As of December 31, 2006, Petrobras Energía’s liquid hydrocarbon and natural gas proved reserves totaled 527 MMboe (324 million barrels of oil and 1,220 billion cubic feet of gas). This accounts for a 31% decline compared to reserves certified as of December 31, 2005 (40% for liquid hydrocarbons and 8% for natural gas). Gaffney, Cline & Associates Inc., an international technical advisory firm, conducted an audit of approximately 93% of the reserves estimated by the Company as of December 31, 2006.

During 2006 fiscal year, a net review of reserves of approximately 172 MMboe was recorded as detailed below:

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As a result of migration of operating agreements in connection with assets in Venezuela, 181 MMboe were reviewed. This was mainly attributable to the change in interest in operating agreements.

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In Peru, 16 MMboe were reviewed.

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Through extensions in connection with known accumulations from exploration, 25 MMboe were added in Argentina and Ecuador.

As a consequence of the divestment of assets at the Cuyo basin in Argentina, a 5 million-barrel sale was recorded.

Production totaled 56 MMboe.

Liquid hydrocarbons and natural gas account for 61% and 39% of total proved reserves. Fifty three per cent (53%) of total proved reserves are located in Argentina.

As of December 2006, Petrobras Energía had total oil and gas proved reserves equal to 9.4 years of production at 2006 oil and gas production levels.

Refining & Distribution

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Operating income for the Refining and Distribution segment totaled P$111 million and P$65 million losses in 2006 and 2005 quarters, respectively. During 2006 quarter the business operating margins deteriorated again as a result of the increase in crude oil costs, which could not be fully passed through to domestic sales prices due to the restrictions imposed under the price control measures currently in force.

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Net sales for refinery products rose 17.6% to P$1,205 million in 2006 quarter, mainly due to increased sales volumes, specially heavy distillates and diesel oil, and, to a lesser extent, an increase in sales prices attributable to the rise in international reference prices.

Crude oil volumes processed during 2006 increased 5.5% to 70.4 thousand barrels per day as a consequence of the overall revamping at San Lorenzo Refinery which allowed to increase the installed capacity to 50.3 thousand barrels per day as from November.

Heavy distillates sales volumes grew 34.0%, mainly as a result of increased fuel oil sales in the domestic market to supply power plants, and diesel oil sales volumes rose 11.3% as a result of a higher demand in the domestic market.

Products not subject to government measures to control inflation reflected an average price increase of 4%, particularly aromatics, asphalts, paraffins and VGO.

Petrochemicals

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Net sales increased 19.8% to P$768 million in 2006 quarter mainly due to the combined effect of improved sales prices and higher sales volumes.

The increase in styrenics sales in Argentina is predominantly attributable to an improvement in prices as a result of the rise in international reference prices and, to a lesser extent, a rise in sales volumes due to higher sales of polystyrene, bops and rubber, partially offset by lower ethylbenzene sales to Innova.

The increase in styrenics sales in Brazil is attributable to the combined effect of an increase in sales volumes as a result of higher domestic sales and polystyrene exports, and an improvement in prices, as a consequence of increased international reference prices.

Higher fertilizer sales are mainly attributable to a 10% rise in sales volumes, as a result of higher sales of liquid fertilizers due to the market growth.

Hydrocarbon Marketing and Transportation

Excluding the effects of the proportional consolidation of CIESA, operating income is broken down as follows:

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Sales revenues increased 42.9% to P$220 million in 2006 quarter, mainly due to the rise in gas prices and gas and LPG brokerage services.

The increase in sales prices for gas produced by the Company and imported gas is attributable to the deregulation of the gas price for industries and electricity generation companies on account of the scheduled price increases determined by the Secretary of Energy and to improved export prices due to the recognition of higher export taxes by our foreign customers.

Higher gas sales volumes are attributable to the increase in the Company’s own production, mainly at the Austral Basin, the start up of operations at El Mangrullo area and increased brokerage gas volumes partially offset by lower volumes imported from Bolivia. The rise in liquid fuels sales volumes derives from higher production at Cerri Complex, owned by TGS.

Electricity

Excluding the effects of the proportional consolidation of Distrilec, operating income is broken down as follows:

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Net sales of electricity generation increased 41.5% to P$133 million in 2006 quarter, mainly due to a 42.7% improvement in generation prices.

The increase in energy sales prices is primarily attributable to the price plan implemented during the fourth quarter of 2004 by the Secretary of Energy in line with the recovery of gas prices.

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Gross profit for the generation business grew P$14 million in 2006 quarter mainly driven by improved prices in the wholesale electricity market in 2006, partially offset by higher generation costs derived from increased fuel gas prices at the thermal power plant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 02/09//2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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Petrobras Energía Participaciones S.A. – Fourth Quarter 2006 Results